INTERNATIONAL ELECTRONICS, INC
427 TURNPIKE STREET
CANTON, MA  02021-2709  U.S.A

August 26, 2003

Mr. Peter Demakis
243 Larchmont Lane
Hanover, MA  02339

Dear Peter:

I am pleased to provide you with the terms and conditions of our offer of employment to you by International Electronics, Inc. (the “Company”).

1.             Position. Your initial position will be Chief Operating Officer, reporting to the President of the Company. In addition to performing duties and responsibilities associated with the position of Chief Operating Officer, from time to time the Company may assign you other duties and responsibilities.

As a full-time employee of the Company, you will be expected to devote your full business time and energies to the business and affairs of the Company.

2.             Starting Date/Nature of Relationship. It is expected that your employment will start on September 2, 2003. No provision of this letter shall be construed to create an express or implied employment contract for a specific period of time. Either you or the Company may terminate the employment relationship at any time and for any reason.

3.             Compensation.

(a)           Your initial base salary will be at the rate of $4,807.69 paid bi-weekly, annualized at $125,000.00. In addition, you will be eligible to receive an annual bonus of up to $25,000.00 upon achieving certain goals.

(b)           You will be granted options to purchase 30,000 shares of the Company’s common stock, vesting over a 4 year period under the Company’s 1999 Stock Option Plan, subject to approval by the Company’s Board of Directors. The vesting shall be 25% on your first anniversary of your hire date and monthly thereafter and is subject to your continued employment with the Company. In the event of an Acquisition or other change in control event, as defined, during the first 6 months of your employment, your vesting shall accelerate by 12 months in conjunction with such event and after 6 months of your employment, your vesting

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shall accelerate by 24 months. Options would fully vest after 18 months of employment. The exercise price for the options will be the fair market value on the date of grant as determined by the Company’s Board of Directors.

4.             Employment Eligibility. In compliance with the Immigration Reform and Control Act of 1986, you are required to establish your identity and employment eligibility. Therefore, on your first day of employment you will be required to fill out an Employment Verification Form and present documents in accordance with this form.

5.             Benefits. You will be entitled as an employee of the Company to receive such benefits as are generally provided its employees in accordance with Company policy as in effect from time to time. Company benefits including holidays, vacation, 401(k), life insurance, tuition reimbursement, group health and dental insurance and short and long-term disability insurance. The Company pays 60% of the premiums for health and dental insurance with an employee paying the remaining 40%. You will accrue three (3) weeks of annual vacation upon date of hire. The Company is committed to providing a healthy work environment for every employee. Therefore, we provide a smoke free environment and require all employees to comply.

The Company retains the right to change, add or cease any particular benefit.

In the event of an Acquisition during your first year of employment and your employment is terminated as a result, you shall receive salary and benefit continuation for six months. In the event of an Acquisition after your first year of employment and your employment is terminated as a result, you shall receive salary and benefit continuation for one year.

6.             Confidentiality. The Company considers the protection of its confidential information and proprietary materials to be very important. Therefore, as a condition of your employment, you and the Company will become parties to an Inventions, Non-Disclosure and Restrictions Agreement, which shall include a one year non-compete.

7.             General.

(a)           This letter will constitute our entire agreement as to your employment by the Company and will supersede any prior agreements or understandings, whether in writing or oral.

(b)           This letter shall be governed by the laws of the Commonwealth of Massachusetts.

You may accept this offer of employment and the terms and conditions thereof by confirming your acceptance by August 25, 2003 to me in writing. Please send your letter to the Company, or via e-mail (jwaldstein@ieib.com), which execution will evidence your agreement with the terms and conditions set forth herein and therein. You may retain the enclosed copy of this letter for your records.

We are enthusiastic about you joining us, and believe that our business goals will provide every opportunity for you to achieve your personal and professional objectives.

Cordially yours,

/s/ John Waldstein

John Waldstein
President and CEO